

Mail Stop 3628

November 21, 2007

Via Facsimile and U.S. Mail
Alfred S. Chuang
President and Chief Executive Officer
BEA Systems, Inc.
2315 North First Street
San Jose, CA 95131

> **Re: BEA Systems, Inc.**
> **Schedule TO-I**
> **Filed November 15, 2007**
> **File No. 005-52639**

Dear Mr. Chuang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Amend.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1. We note that it appears that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Included in your definition of "eligible employees" are employees of subsidiaries. Please tell us why you believe employees of subsidiaries are permitted to participate in your offer, when the global exemptive order that you appear to be relying on is limited to exchange offers for current employees of the issuer. For example, please address whether the offer is limited to employees of your wholly owned subsidiaries.

Offer to Amend Certain Options

Conditions of the Offer, page 41

2. Please refer to the fifth bullet. Please clarify whether your reference to the "the commencement or continuation of a war" extends to U.S. involvement in Iraq or Afghanistan? Please note, as for any other offer condition, upon the occurrence of an event that appears to or that you believe triggers such a condition, you must promptly amend the offer materials to explain to option holders how you intend to proceed. For example, you may not wait until the end of the offer to assert a condition that was triggered by an event on day two of the offer period to terminate the offer. Please confirm your understanding to us, or revise this offer condition to clarify its scope.

General terms of amended options, page 43

3. Please eliminate the phrase from the third paragraph in this section that the summaries of the stock plans "are qualified in their entirety" by reference to the full text of the provisions of the stock plans. The information you provide must be materially complete and the qualification suggests that this summary may not be materially complete. Please revise accordingly.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions